METZGER & McDONALD PLLC
a professional limited liability company
attorneys, mediators & counselors

Steven C. Metzger	3626 N. Hall Street, Suite 800
Direct Dial 214-740-5030	Dallas, Texas 75219 5133	Facsimile 214-224-7555
smetzger@pmklaw.com	214-969-7600	214-523-3838
	www.pmklaw.com	214-969-7635
July 22, 2010
Via EDGAR
The Securities and Exchange Commission
100 F Street, N.E., Mail Stop 3010
Washington, D.C. 20549
Attn: Karl Hiller, Branch Chief
Joanna Lam, Staff Accountant
Re:	New Concept Energy, Inc. (Commission File No. 000-08187; CIK No. 0000105744) —Form 10—K for the fiscal year ended December 31, 2009, Form 10- Q for the fiscal quarter ended March 31, 2010
Ladies and Gentlemen:
     On behalf of New Concept Energy, Inc., a Nevada corporation (“GBR”) this letter is being filed as correspondence uploaded on the EDGAR system on behalf of GBR in response to a letter of comment from the Staff of the Securities and Exchange Commission dated June 22, 2010. Schedule 1 annexed to this letter contains the responses to the comments of the Staff. In each instance on such Schedule, for convenience, each comment of the Staff is repeated, followed in each instance by the applicable response to such comment or explanation. Also included in such response, where appropriate, is a letter/page reference to the text to the applicable document or instrument referred to in the comment.
     This letter is being filed under the EDGAR system in direct response to the comments of the Staff. If you would like to discuss any item concerning the referenced matter included in this letter or Schedule 1, please do not hesitate to contact the undersigned at any time at 214-740-5030 direct or Gene S. Bertcher, President of GBR at 469-522-4238 direct.

Very truly yours,
/s/ Steven C. Metzger
Steven C. Metzger

cc:	Gene S. Bertcher, President New Concept Energy, Inc. 1755 Wittington Place, Suite 340 Dallas, Texas 75234

SCHEDULE 1
Response to Comments of the Staff of
The Securities and Exchange Commission
by letter dated June 22, 2010 with respect to
Form 10-K for the fiscal year ended December 31, 2009 and
Forms 10-Q for the fiscal quarter ended March 31, 2010 of
New Concept Energy, Inc.
Commission File No. 000-08187

     The following information is to provide a response to comments of the Staff of the Securities and Exchange Commission rendered by letter dated June 22, 2010 with respect to Form 10-K Annual Report to the Securities and Exchange Commission for the fiscal year ended December 31, 2009 of New Concept Energy, Inc. (the “Company” or “GBR”) as well as Forms 10-Q for the quarter ended March 31, 2010 of the Company. For convenience, each comment of the Staff is restated below, with our response noted immediately following the comment. Also included in such response is a letter/page reference to the text of each instrument where applicable.
Form 10-K for the Fiscal Year Ended December 31, 2009
General
     Comment/Observation No. 1. Please number all pages in your filing when amending your report.
     Response to Comment/Observation No. 1. All pages in the filing when amending any report will be appropriately numbered.
Properties
     Comment/Observation No. 2. We have read your response to prior comment 4, noting that you did not provide all of the required information in the proposed amendment: Please further expand your disclosure to describe progress made during each year to convert proved undeveloped reserves to proved developed reserves to comply with Item 1203(c) of Regulation S-K. In addition, as proved undeveloped reserves should generally be developed within five years of initially booking them as proved, to qualify as proved reserves, please tell us how you plan to accomplish this.
     Response to Comment/Observation No. 2. We have further revised our response to the prior comment 4. The italicized disclosure below consists of the changes in our previous response and the italicized bold changes are in response to the Comment/Observation 2 above.
     Item 2. Properties
• • •
     Development plan

     The oil and gas properties owned and operated by the Company consist of 215 wells located on 20,000 acres in Ohio and West Virginia. The Company’s proved developed and proved undeveloped reserves are interwoven throughout the 20,000 acres These wells were drilled over 20 years ago when the science and technology of the oil and gas industry was not as sophisticated as it is today. In addition the company’s wells are located in an area where a number of wells, other than ours, have been drilling and the results of those efforts are available.
     The company’s plan is to initially use the current knowledge of the area and the new technologies available to rework its existing wells. This represents the most economic way to increase production. Once this is accomplished the company will begin the process of identifying locations throughout its acreage to drill new wells. The new wells will include areas that are currently designated as both proved developed and proved undeveloped.
Management’s Discussion and Analysis
Critical Accounting Policies
Oil and Gas Property Accounting
     Comment/Observation No. 3. We have read your response to prior comment 1, regarding your application of the ceiling test under the full cost rules. Please further revise your disclosure to clarify your handling of unproved property costs in determining the ceiling, with details sufficient to understand how your approach compares to that described in points (B) and (C) of Rule 4-10(c)(4)(i) of Regulation S-X. The ceiling must include discounted future cash flows associated with proved reserves, costs of unproved properties subject to amortization, costs of unproved properties not subject to amortization, and the related tax amounts. As presently stated, your accounting policy does not conform with the ceiling test requirements.
The disclosure that you have proposed for this section and the corresponding accounting policy note in your financial statements includes many statements that are not consistent with the full cost rules. For example, you indicate that your policy only applies to costs associated with reserves rather than all property costs, you indicate that your ceiling is only being compared to evaluated oil and natural gas property costs rather than all property costs, and you indicate that you do not regard unevaluated property costs as part of the full cost pool.
The general expectation is that when impairment of unproved properties is found to have occurred, that portion of total unproved property costs not subject to amortization and representing the impairment would become part of the costs of unproved properties which are subject to amortization, without differentiation based on the type of unproved property costs, i.e. we do not regard as appropriate your policy of treating drilling and leasehold costs differently in this exercise. Please also understand that the cost of unproved properties that are not subject to amortization and the costs of unproved properties that are subject to amortization are both part of the full cost pool, along with costs of proved properties.
Please further revise your accounting and disclosure as necessary to comply with the requirements of Rule 4-10(c) of Regulation S-X.

     Response to Comment/Observation No. 3. All reserves currently held by the Company have been classified as proven by our independent petroleum engineers. Also while we incorrectly used the word reserves when discussing our policy regarding our approach to the ceiling test the calculations used by the Company properly considered all property costs in its evaluation.
     As reflected below we will revise portions of Item: 7 and Footnote B to include a discussion of how we would handle an investment in unproved property and to properly reflect the fact that we considered all property costs when applying the ceiling test (new language underlined and old deleted language lined through).

Item 7.	Management’s Discussion and Analysis of Financial Condition and Results of Operation
• • •
     Oil and Gas Property Accounting
The Company uses the full cost method of accounting for its investment in oil and natural gas properties. Under this method of accounting, all costs of acquisition, exploration and development of oil and natural gas properties ~~reserves~~ (including such costs as leasehold acquisition costs, geological expenditures, dry hole costs, tangible and intangible development costs and direct internal costs) are capitalized as the cost of oil and natural gas properties when incurred. To the extent capitalized costs of ~~evaluated~~ oil and natural gas properties, less ~~net of~~ accumulated depletion and related deferred taxes exceed the sum of the discounted future net revenues of proved oil and natural gas reserves, the lower of cost or estimated value of unimproved properties, the cost of properties not being amortized, and the related tax amounts ~~net of deferred taxes~~, such excess capitalized costs are charged to expense. Beginning December 31, 2009, full cost companies use the unweighted arithmetic average first day of the month price for oil and natural gas for the 12-month period preceding the calculation date to calculate the future net revenues of proved reserves. Prior to December 31, 2009, companies used the price in effect at the calculation date and had the option, under certain circumstances, to elect to use subsequent commodity prices if they increased after the calculation date.
The Company assesses its oil and gas properties, by cost center ~~all items classified as unevaluated property,~~ on a quarterly basis for possible impairment or reduction in value. The Company assesses properties on an individual basis or as a group if properties are individually insignificant. The assessment includes consideration of the following factors, among others: intent to drill; remaining lease term; geological and geophysical evaluations; drilling results and activity; the assignment of proved reserves; and the economic viability of development if proved reserves are assigned. During any period in which these factors indicate an impairment of unimproved properties not subject to amortization, the associated ~~cumulative drilling~~ costs incurred to date for such properties~~y and all or a portion of the associated leasehold costs~~ are then included in unproved properties ~~transferred to the full cost pool and are then~~ subject to amortization.
At December 31, 2009, the Company’s net book value of oil and natural gas properties exceeded the ceiling amount based on the unweighted arithmetic average of the first day of each month for the 12-month period ended December 31, 2009. As a result, the Company recorded a full cost ceiling adjustment before income taxes of approximately $1.7 million.

     NOTE B — SUMMARYOF SIGNIFICANT ACCOUNTING POLICIES
     Full cost ceiling test
The Company uses the full cost method of accounting for its investment in oil and natural gas properties. Under this method of accounting, all costs of acquisition, exploration and development of oil and natural gas properties ~~reserves~~ (including such costs as leasehold acquisition costs, geological expenditures, dry hole costs, tangible and intangible development costs and direct internal costs) are capitalized as the cost of oil and natural gas properties when incurred. To the extent capitalized costs of ~~evaluated~~ oil and natural gas properties, less ~~net of~~ accumulated depletion and related deferred taxes exceed the sum of the discounted future net revenues of proved oil and natural gas reserves, the lower of cost or estimated fair value of unproved properties, the cost of properties not being amortized, and related tax amounts ~~net of deferred taxes~~, such excess capitalized costs are charged to expense. Beginning December 31, 2009, full cost companies use the unweighted arithmetic average first day of the month price for oil and natural gas for the 12-month period preceding the calculation date to calculate the future net revenues of proved reserves. Prior to December 31, 2009, companies used the price in effect at the calculation date and had the option, under certain circumstances, to elect to use subsequent commodity prices if they increased after the calculation date.
The Company assesses its oil and gas properties, by each cost center, on a quarterly basis for possible impairment or reduction in value. The Company assesses properties on an individual basis or as a group if properties are individually insignificant. The assessment includes consideration of the following factors, among others: intent to drill; remaining lease term; geological and geophysical evaluations; drilling results and activity; the assignment of proved reserves; and the economic viability of development if proved reserves are assigned. During any period in which these factors indicate an impairment of unproved properties not subject to amortization, the associated ~~cumulative drilling~~ costs incurred to date for such properties~~y and all of or a portion of the associated leasehold costs~~ are then included in unproved properties ~~transferred to the full cost pool and are then~~ subject to amortization.
As of December 31, 2009, the ceiling test computation resulted in the carrying costs of our unamortized proved oil and natural gas properties, net of deferred taxes, exceeding the December 31, 2009 present value of future net revenues by approximately $1.7 million. Accordingly, a non-cash charge of $1.7 million was recognized for the year ended December 31, 2009.
     Comment/Observation No. 4. Please further expand your disclosure to clarify that the full cost ceiling test is computed for each cost center and on a quarterly basis to comply with Rule 4-10(c)(4)(i) of Regulation S-X.
     Response to Comment/Observation No. 4. Please note that as of December 31, 2009 and today the Company only has one cost center; however we have revised our disclosure of our policy to reflect that we apply the full cost ceiling test to each cost center on a quarterly basis (see revised disclosures outlined in Comment 3 above).

Financial Statements
Note P — Supplemental Financial Information on Oil and Natural Gas Exploration,
Development and Production Activities, page 58
     Comment/Observation No. 5. We have read your response to prior comment 9, noting that you did not identify and discuss important economic factors and uncertainties affecting reserves. Please refer to FASB ASC paragraph 932-235-50-10 for guidance.
     Response to Comment/Observation No. 5. FASB ASC paragraph 932-235-50-10 provides that if important factors or significant uncertainties affect particular components of an entities proved reserves an explanation shall be provided. The FASB then provides examples of significant factors and uncertainties. Our operation are relatively simple and we believe that none of the examples outlined in the FASB or similar factors exist for us that would require such disclosure.
     Comment/Observation No. 6. The disclosure you proposed in response to prior comment 9 includes an estimate of reserves for undeveloped properties as of December 31, 2008 which if added to your estimate of reserves for developed properties foes not agree with the figure your report for total reserves as of that date. Please resolve this inconsistency.
     Response to Comment/Observation No. 6. We have resolved the inconsistency as indicated below in the revised Note P. In the future we would propose to revise Note P as set forth below (old information lined through).
NOTE P	—	SUPPLEMENTARY FINANCIAL INFORMATION ON OIL AND NATURAL GAS EXPLORATION, DEVELOPMENT AND PRODUCTION ACTIVITIES (UNAUDITED)
• • •

The Company’s net ownership interests in estimated quantities of proved oil and natural gas reserves and changes in net proved reserves, all of which are located in the continental United States, are summarized below:

	2009
	Gas	Oil
	(MMCF)	(MBBLS)
Proved developed and undeveloped reserves — January 1, 2009	~~5,997~~7,397	37
Purchase of oil and natural gas properties in place	—	—
Discoveries and extensions	—	—
Revisions	~~18~~400	(14)
Sales of oil and gas properties in place		—
Production	(236)	(4)

End of year	7,561	19

Proved developed reserves at beginning of year	2,703	37

Proved developed reserves at end of year	2,867	19

	2008
	Gas	Oil
	(MMCF)	(MBBLS)
Proved developed and undeveloped reserves — September 15, 2008 (pre-acquisition)	—	—
Purchase of oil and natural gas properties in place	6,080	44
Discoveries and extensions	—	—
Revisions	1,400	—
Sales of oil and gas properties in place	—	—
Production	(83)	(7)

End of year	~~5,997~~7,397	37

Proved developed reserves at acquisition	2,786	44

Proved developed reserves at end of year	2,703	37

The following table presents the changes in our total proved undeveloped reserves.

	Gas	Oil
	(MMCF)	(MBBLS)
Proved undeveloped reserves as of December 31, 2007	—	—
Purchase of reserves	4,694	—
Conversion to proved developed reserves	—	—

Proved undeveloped reserves as of December 31, 2008	4,694	—
Conversion to proved developed reserves	—	—

Proved undeveloped reserves as of December 31, 2009	4,694	—

The following table reflects the capitalized costs relating to oil and gas producing activities.

	2009		2008
Property acquisition costs:
Proved properties (~~2009~~ reflects an adjustment to the 2008 acquisition costs)	$11,782~~(343~~	~~)~~	$13,134
Unproved properties	—		—
Accumulated depreciation, depletion and amortization and valuation allowance	(410)~~(1,993~~	~~)~~	(112)

Net capitalized costs	$11,372~~(2,336~~	)	$13,022

Form 10-Q for the Fiscal Quarter Ended March 31, 2010
Controls and Procedures, page 14
     Comment/Observation No. 7. We note your officers concluded that your disclosure controls and procedures were “...effective in timely alerting them to material information relating to the Company...which is required to be included in the Company’s periodic SEC filings.” This representation implies a limitation on the scope of your conclusion as it does not address other aspects of the definition.
If you are going to include a representation about how the disclosure controls and procedures are effective, rather than conclude only on whether they were effective or not effective, then you should use the appropriate language, as expressed in Rule 13a-15(e) of Regulation 13A, i.e. “...controls and other procedures of an issuer that are designed to ensure that information required to be disclosed by the issuer in the reports that it files or submits under the Act...is recorded, processed, summarized and reported, within the time periods specified in the Commission’s rules and forms.”
     Response to Comment/Observation No. 7. The language did omit a line which may have been dropped in typing. The Company did not intend to imply any limitation on the scope of the conclusion. In future filings, the following language will appear as applicable:

          “Item 4.T Controls and Procedures
     Based on an evaluation by our management (with the participation of our Principal Executive Officer and Principal Financial Officer), as of the end of the period covered by this report, our Principal Executive Officer and Principal Financial Officer concluded that our disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”)), were effective to provide reasonable assurance that information required to be disclosed by us in reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in SEC rules and forms and that such information is accumulated and communicated to our management, including our Principal Executive Officer and Principal Financial Officer, to allow timely decisions regarding required disclosures.
There has been no change in our internal control over financial reporting (as defined in Exchange Act Rule 13a-15(f)) during the most recent fiscal quarter that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.”

NEW CONCEPT ENERGY, INC.
ACKNOWLEDGMENT
     The undersigned, on behalf of New Concept Energy, Inc., a Nevada corporation (the “Company”), in connection with a response to a comment letter from the Staff of the Securities and Exchange Commission dated June 22, 2010, do hereby acknowledge on behalf of the Company that:
     1. The Company is responsible for the adequacy and accuracy of the disclosure in filings with the Securities and Exchange Commission (the “Commission”).
     2. Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings.
     3. The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
     IN WITNESS WHEREOF, the undersigned have executed this Acknowledgment on and as of the 22nd day of July, 2010.

NEW CONCEPT ENERGY, INC.
By:	/s/ Gene S. Bertcher
Gene S. Bertcher, President